                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.        )*

                           White Cap Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, .01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   963505 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

  Jennifer Bellah, Esq., Gibson, Dunn & Crutcher, LLP, 333 South Grand Avenue,
                       Suite 4800, Los Angeles, CA 90071
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 21, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following / /.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 963505 10 2                    13D                 Page 2 of 7 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

          Green Equity Investors III, L.P.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) /X/

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
          OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                           / /

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------
      NUMBER       7   SOLE VOTING POWER
        OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY EACH        4,879,772
    REPORTING      ------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0
                   ------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,879,772
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /X/
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.5%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 963505 10 2                    13D                 Page 3 of 7 Pages
--------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:
                  ---------------

                  White Cap Industries, Inc., a Delaware corporation (the "Issuer").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  ------------------------------------------------

                  3120 Airway Ave, P.O. Box 1770, Costa Mesa, California, 92626

ITEM 1(c).        TITLE OF CLASS OF EQUITY SECURITIES:
                  ------------------------------------

                  Common Stock, .01 par value

ITEM 2(a)-(c), (f).        IDENTITY AND BACKGROUND:
                           ------------------------

                  The Reporting Person is Green Equity Investors III, L.P., a Delaware limited partnership ("GEI III"), an investment company having a principal place of business at 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

                  The general partner of GEI III is GEI Capital III, L.L.C., a Delaware limited liability company ("GEI"). LGP Management, Inc., a Delaware corporation ("LGPM"), is the general partner of Leonard Green & Partners, L.P., a Delaware limited partnership ("LGP"), which is an affiliate of GEI and the management company of GEI III. The principal place of business of each of GEI, LGPM and LGP is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

                  As a result of their relationship with GEI III, GEI, LGPM and LGP each may be deemed to have indirect beneficial ownership of the common stock with respect to which GEI III has beneficial ownership; however, each of GEI, LGPM and LGP disclaim beneficial ownership of the common stock.

                  Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Gregory J. Annick, Peter J. Nolan and Jonathan A. Seiffer, each an individual United States citizen having a principal business address at 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP and GEI. As stated above, LGP and GEI may be deemed to share beneficial ownership with respect to the common stock of which GEI III has beneficial ownership. As such, Messrs. Green, Sokoloff, Danhakl, Annick, Nolan and Seiffer may be deemed to have shared beneficial ownership with respect to the common stock. However, such individuals disclaim beneficial ownership of the common stock.

ITEM 2(d).        CRIMINAL CONVICTIONS IN LAST FIVE YEARS:
                  ----------------------------------------

                  Neither GEI III nor any person disclosed in response to Item 2(a) has been convicted in a criminal proceeding during the last five years.

ITEM 2(e).        CERTAIN CIVIL PROCEEDINGS IN LAST FIVE YEARS:
                  ---------------------------------------------

                  Neither GEI III nor any person disclosed in response to Item 2(a) has been party to any civil proceeding as a result of which it has been subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation in respect of such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
                  --------------------------------------------------

                  The source of funds that will be used in connection with the Merger Transaction described in Item 4 is expected to be issuance of debt or equity securities or bank or other commercial borrowings or some combination of securities issuances and borrowings. As set forth in the Letter dated July 20, 1999 from LGP to the Issuer (attached hereto as Exhibit 7(c)), LGP, on behalf of GEI III, has expressed its willingness to provide up to $114.5 million of financing in connection with the Merger Transaction, consisting of holding company zero coupon notes, preferred and common stock financing. This financing is contingent upon the Issuer's satisfaction of the conditions set forth in the Agreement described in Item 4, and the financial commitment of Donaldson, Lufkin & Jenrette Securities Corporation (with its affiliates, "DLJ").

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CUSIP No. 963505 10 2                    13D                 Page 4 of 7 Pages
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                  Additional financing for the Merger Transaction is expected to be provided by (a) the proceeds from the issuance by the Issuer, for cash, of $120.0 million of senior subordinated debt securities in an offering exempt from registration under the Securities Act of 1933, (b) the proceeds of issuance by the Issuer of $30 million zero-coupon junior subordinated notes and (c) a $100 million revolving credit facility of the type described in the Commitment Letter dated July 20, 1999 from DLJ (the "Commitment Letter," attached hereto as
Exhibit 7(e)), of which up to $10 million will be available to finance the Merger Transaction. In the alternative, if the Issuer is unable to issue the $120.0 million of senior subordinated debt securities, DLJ has committed in the Commitment Letter to provide a $70 million term loan facility and a $30 million bridge revolving credit facility and to purchase $50 million in increasing rate bridge notes.

ITEM 4.           PURPOSE OF TRANSACTION:
                  -----------------------

                  On July 21, 1999, the Issuer and WC Recapitalization Corp., a Delaware corporation wholly owned by GEI III ("WC"), entered into an Agreement and Plan of Merger (the "Agreement," attached hereto as Exhibit 7(a)) pursuant to which the Issuer agreed to be acquired in a cash merger at a price not to exceed $16.50 per share of common stock. The Agreement provides for a recapitalization of the Issuer, effected through a merger. Subject to shareholder approval, all shares of the Issuer's common stock outstanding (except for (a) 971,446 shares of common stock held by certain members of management (the "Management Group") to remain outstanding and (b) shares of common stock held in the Issuer's treasury or owned by WC to be canceled without payment or conversion thereof) would be canceled and converted automatically into the right to receive an amount equal to $16.50 in cash, without interest. Immediately thereafter, pursuant to the Agreement, WC would effect a merger with the Issuer, in which the Issuer would become the surviving corporation.

                  On July 22, 1999, holders of approximately 45.5% of the outstanding shares of common stock of the Issuer entered into shareholder voting agreements and executed irrevocable proxies pursuant to the Stockholders Voting Agreement (attached hereto as Exhibit 7(b)), which provides, among other things, that such holders will vote in favor of the Agreement.

                  Also, pursuant to the Agreement, members of the Management Group agreed to enter into the Stockholders Voting Agreement (attached hereto as Exhibit 7(b)) and into employment agreements, which effectively gave those members a continued equity and management interest in the Issuer. Immediately after the merger, a portion of the outstanding shares of common stock held by the Management Group which were not canceled will be exchanged for newly-issued shares of preferred stock of the Issuer. Together, the Management Group will then hold shares of common stock and preferred stock of the Issuer in equivalent proportion to the stockholder of WC. The transactions contemplated by the Agreement are herein collectively referred to as the "Merger Transaction."

                  Completion of the Merger Transaction is subject to a number of conditions, including (i) approval of the Agreement by the holders of the Issuer's common stock, (ii) obtaining sufficient financing to complete the Merger Transaction and (iii) compliance with all applicable regulatory requirements.

                  It is anticipated that the common stock of the Issuer will be delisted from the NASD National Market System as a result of the Merger Transaction.

                  The description of the Merger Transaction disclosed in this
Item 4 is qualified in its entirety by reference to the Exhibits attached hereto.

                  Except as disclosed in this Item 4, no Reporting Person nor any other person disclosed in response to Item 2(a) has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5(a) & (b).  AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF COMMON STOCK:
                  ---------------------------------------------------------

                           Number of Shares With                              Aggregate Number of
                              Sole Voting and         Shared Voting and       Shares Beneficially      Percentage of Class
      Name                   Dispositive Power        Dispositive Power             Owned             Beneficially Owned (1)
      ----                 ---------------------      -----------------       --------------------    ----------------------
    GEI III                         0                     4,879,772                4,879,772                     45.5%


(1) The percentage of common stock indicated on this table are based on 10,725,188 shares of common stock outstanding as of May 28, 1999, as disclosed in the Issuer's most recent Form 10-K filed with the Securities and Exchange Commission.

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CUSIP No. 963505 10 2                    13D                 Page 5 of 7 Pages
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ITEM 5(c).        TRANSACTIONS IN THE COMMON STOCK WITHIN LAST 60 DAYS:
                  -----------------------------------------------------

                  Neither the Reporting Person nor any other person disclosed in response to Item 2(a) has effected any transactions in the Common Stock in the last 60 days.

ITEM 5(d).        RIGHTS OF ANY OTHER PERSON:
                  ---------------------------

                  Not applicable.

ITEM 5(e). DATE ON WHICH REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF FIVE PERCENT OF COMMON STOCK:
                  --------------------------------------------------------------

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
                  --------------------------------------------------------------

                  Pursuant to the Agreement, certain shareholders have entered into a Stockholders Voting Agreement (attached hereto as Exhibit 7(b)), with respect to an aggregate of approximately 45.5% of the shares of the Issuer's common stock outstanding. These shareholders have agreed to vote the shares of common stock currently held by them in favor of the Merger Transaction. In that regard, they have executed irrevocable proxies. The names of the shareholders who entered into these agreements are set forth on Schedule I of the Stockholders Voting Agreement. Other than the matters disclosed in response to Items 4 and 5 and this Item 6, neither the Reporting Person nor any other person disclosed in response to Item 2(a) is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:
                  ---------------------------------

                  Exhibit 7(a)           Agreement and Plan of Merger dated
                                         as of July 21, 1999 by and between
                                         White Cap Industries, Inc., a Delaware
                                         corporation, and WC Recapitalization
                                         Corp., a Delaware corporation

                  Exhibit 7(b)           Stockholders Voting Agreement dated as
                                         of July 22, 1999 among WC
                                         Recapitalization Corp. and the
                                         stockholders of White Cap Industries,
                                         Inc. whose names appear on Schedule I
                                         thereto

                  Exhibit 7(c)           Letter dated July 20, 1999 from
                                         Leonard Green & Partners, L.P. to White
                                         Cap Industries, Inc.

                  Exhibit 7(d)           Exclusivity Letter dated July 13, 1999
                                         from Leonard Green & Partners, L.P. to
                                         White Cap Industries, Inc.

                  Exhibit 7(e)           Commitment Letter dated July 20,
                                         1999, from Donaldson, Lufkin & Jenrette
                                         Securities Corporation to Leonard Green
                                         & Partners, L.P.

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CUSIP No. 963505 10 2                    13D                 Page 6 of 7 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GREEN EQUITY INVESTORS III, L.P.

By:      GEI CAPITAL III, L.L.C.,
         its general partner

By:                                                              July 30, 1999
   ---------------------------------
            Peter J. Nolan, Manager

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CUSIP No. 963505 10 2                    13D                 Page 7 of 7 Pages
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
                                          EXHIBIT INDEX
Exhibit 7(a) Agreement and Plan of Merger dated as of July 21, 1999 by and between White Cap Industries, Inc., a Delaware corporation, and WC Recapitalization Corp., a Delaware corporation

Exhibit 7(b) Stockholders Voting Agreement dated as of July 22, 1999 among WC Recapitalization Corp. and the stockholders of White Cap Industries, Inc. whose names appear on
                       Schedule I thereto

Exhibit 7(c)           Letter dated July 20, 1999 from Leonard Green &
                       Partners, L.P. to White Cap Industries, Inc.

Exhibit 7(d)           Exclusivity Letter dated July 13, 1999 from Leonard
                       Green & Partners, L.P. to White Cap Industries, Inc.

Exhibit 7(e)           Commitment Letter dated July 20, 1999, from Donaldson,
                       Lufkin & Jenrette Securities Corporation to Leonard
                       Green & Partners, L.P.